

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Jurgi Camblong
Chief Executive Officer
SOPHiA GENETICS SA
Rue du Centre 172
CH-1025 Saint-Sulpice
Switzerland

> **Re: SOPHiA GENETICS SA**
> **Registration Statement on Form F-3**
> **Filed August 9, 2022**
> **File No. 333-266704**

Dear Dr. Camblong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences